UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 001-33887
CUSIP Number: 686275108

(Check One):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR For Period Ended: March 31, 2011

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION
          Orion Energy Systems, Inc.

          Full Name of Registrant
          N/A

          Former Name if Applicable
          2210 Woodland Drive

          Address of Principal Executive Office (Street and Number)
          Manitowoc, WI 54220

          City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Orion Energy Systems, Inc. (the “Company”) was not, without unreasonable effort or expense, able to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2011 on the June 14, 2011 due date.
     As previously indicated in its Form 8-K filing dated June 9, 2011, on June 9, 2011, the Company, together with its independent registered public accounting firm and a third-party independent accounting firm, concluded that generally accepted accounting principles (“GAAP”) require the Company to account for transactions under its historical Orion Throughput Agreements (“OTAs”) as sales-type capital leases instead of the Company’s current accounting treatment of such transactions as operating leases. The Company has voluntarily submitted its determination for confirmation with the Office of the Chief Accountant of the Securities and Exchange Commission (the “OCA”) and to request that the OCA not object to the Company’s conclusion. If the OCA does not object to the Company’s determination that sales-type accounting treatment for its historical OTAs is appropriate, then the Company will restate its financial statements for its 2010 fiscal year (including each fiscal quarter therein) and for its first three quarters of its 2011 fiscal year, as well as its recently reported preliminary results for its fourth quarter of fiscal 2011 and its full fiscal year 2011.
     While the Company hopes to resolve this issue and file its Form 10-K within the 15-day extension period afforded by Rule 12b-25, which is June 29, 2011, there is no assurance that such process can be completed in time to allow for a timely filing.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Scott R. Jensen	920	892-5454

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☑ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     As described in Part III above, if the OCA does not object to the Company’s determination that sales-type accounting treatment for its historical OTAs is appropriate, the Company will restate its financial statements for its 2010 fiscal year (including each fiscal quarter therein) and for its first three quarters of its 2011 fiscal year, as well as its recently reported preliminary results for its fourth quarter of fiscal 2011 and its full fiscal year 2011. Generally, the change in accounting treatment and the related financial statement restatements are expected to result in:
•	No impact to cash, cash equivalents, short-term investments or overall cash flow.

•	An increase in GAAP revenue for the full fiscal years 2011 and 2010.

•	An increase in GAAP net income and earnings per share for the full fiscal year 2011 and a reduction in GAAP net loss and loss per share for the full fiscal year 2010.

•	An increase in current and total assets and an increase in total shareholders’ equity for fiscal year 2010 and an increase in total shareholders’ equity and a decrease in total assets and current liabilities for fiscal year 2011.

•	An increase in GAAP revenue, GAAP net income and earnings per share for the first three quarters of each of fiscal years 2011 and 2010 and a decrease in GAAP revenue, GAAP net income and earnings per share for the last quarter of each of fiscal years 2011 and 2010.
Orion Energy Systems, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 15, 2011	By	/s/ Neal R. Verfuerth Neal R. Verfuerth
Chief Executive Officer
(Principal Executive Officer)